July 12, 2005

Mr. Timothy A. Larkin
Executive Vice President, Chief Financial Officer and Chief
Accounting Officer
Warren Resources, Inc.
489 Fifth Avenue, 32nd Floor
New York, NY 10017

  Re: Warren Resources, Inc.
    Registration Statement on Form S-3
        Filed June 15, 2005
    File No. 333-125835
        Form 10-K for Fiscal Year Ended December 31, 2004
  Filed March 17, 2005
    File No. 0-33275

Dear Mr. Larkin:

        We have reviewed your filing and have the following
comments.
We have limited our review to only your financial statements and
related disclosures and do not intend to expand our review to
other
portions of your documents. Where indicated, we think you should
revise your document in response to these comments. If you
disagree,
we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary. Please be as detailed
as
necessary in your explanation. In some of our comments, we may
ask
you to provide us with information so we may better understand
your
disclosure. After reviewing this information, we may raise
additional comments.

  Please understand that the purpose of our review process is
to
assist you in your compliance with the applicable disclosure
requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome
any questions you may have about our comments or any other aspect
of
our review. Feel free to call us at the telephone numbers listed
at
the end of this letter.
Form S-3

General

1. Please note that we are monitoring the Form S-3 for compliance
with comments issued on the Form 10-K for the year ended December
31,
2004.

Form 10-K for the Fiscal Year Ended December 31, 2004

Business and Properties, page 4

Natural Gas and Oil Reserves, page 13

2. We note your disclosure of "PV10". Please be advised that this
disclosure is considered a non-GAAP measure. As such, please
provide
all the disclosures required in Regulation S-K Item 10(e). For
further guidance refer to the Frequently Asked Questions Regarding
the Use of Non-GAAP Financial Measures at the SEC website at
www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm

Management Discussion and Analysis of Financial Condition and

Results
of Operations, page 31

Overview, page 32

3. In your tables of revenue and expense from gas and oil sales
and
from turnkey contracts, you present the measure gross profit. It
appears that your gross profit measures do not include
depreciation,
depletion, amortization and impairment expenses relating to your
oil
and gas properties and your property, plant and equipment. The
guidance in SAB Topic 11:B accommodates the separate presentation
of
multiple components attributable to cost of sales. However, a
discussion of gross profit should include all such costs related
to
such revenues. Any depreciation, depletion, amortization and
impairment expense that is related to cost of sales may be
displayed
on a separate line item; however, this item must appear before
presenting gross profit and be reflected in that metric. Please
modify your presentation accordingly; or expand your disclosure to
describe any particular facts and circumstances that you believe
would justify your current display.

Liquidity and Capital Resources, page 38

4. We note the details of your stock option plans included in Note
E
to the consolidated financial statements. Based on your closing
stock price as of the
December 31, 2004 balance sheet date, you have 1.8 million vested
options that are considered "in the money". Revise your
disclosure
to include a discussion of your stock based compensation programs
and
the potential impact of the exercise of these options and other
forms
of stock based compensation on your liquidity as required under
Item
303(a)(1) of Regulation S-K.

Preferred Stock, page 40

5. The potential redemption or conversion of your preferred stock
appears to be a commitment or uncertainty that may be reasonably
likely to have material effects on your financial condition or
results of operations. Expand your discussion to address the
effects
of such redemption or conversion on your financial condition and
results of operations.   Refer to Financial Reporting
Codification
Section 501.02.

Off-Balance Sheet Arrangements, page 41

6. Your discussion describes the general terms that are the basis
for
your repurchase commitment under your drilling programs. Please
revise this discussion to address all the disclosures required
under
Regulation S-K Item 303(a)(4)(i)(A) through (D) for such off-
balance
sheet commitments.

Item 8 - Financial Statements and Supplementary Data

Consolidated Balance Sheets, page F-3

7. We note you classify your 8% convertible preferred stock as
Stockholders` Equity. You also indicate in Note E on pages F-19
and
F-20 that you are accreting the carrying value of the preferred
stock to its redemption price. Under the measurement guidance of
ETIF Topic D-98, accretion to the redemption value is appropriate
if
it is probable that the security will become redeemable. However,

your classification of this item as stockholders` equity would
indicate that you have determined that it is not probable the
security will become redeemable. If true, accretion to the
redemption value is not required. Tell us what facts and
circumstances you considered in determining how your convertible
preferred securities should be classified on your balance sheet
and
explain to us how your treatment conforms to the guidance of ETIF
Topic D-98. We may have further comment.

Note A - Organization and Accounting Policies, page F-8

Principles of Consolidation, page F-8

8. Expand your discussion to address your consolidation policy for
the limited liability companies disclosed in Note J.

Capitalized Interest, page F-10

9. Please expand your policy disclosure for capitalized interest
to
include:

* how you determine the dates that such capitalization will begin
and
end,
* whether the work being done on a portion of the acreage allows
interest capitalization on the entire block,
* the effect of interruptions and suspensions of activity on such
capitalization, and
* how qualifying expenditures are determined.

Note E - Stockholders Equity, page F-19

10. Expand your disclosure to include the amount of redemption
requirements redeemable at fixed or determinable prices in each of
the five years following the date of the latest balance sheet
presented, as required by FAS 129, paragraph 8.

Engineering Comments

Business and Properties, page 4

Wilmington Townlot Unit, page 10

11. We note that the Magness litigation no longer presents any
obstacle to the development of your proved undeveloped reserves in
the Wilmington Townlot Unit. Please furnish to us the current
schedule of development for this project. Include a spread sheet
of
estimated future capital investment with a brief description of
significant expenditures.

Closing Comments

        As appropriate, please amend your filing and respond to
these
comments within 10 business days or tell us when you will provide
us
with a response. You may wish to provide us with marked copies of
the amendment to expedite our review. Please furnish a cover
letter
with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters
greatly
facilitate our review. Please understand that we may have
additional
comments after reviewing your amendment and responses to our
comments.

 We urge all persons who are responsible for the accuracy and
adequacy of the disclosure in the filing to be certain that the
filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the

company and its management are in possession of all facts relating to
a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

 In connection with responding to our comments, please provide,
in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with
respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement
has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

 You may contact Gary Newberry at (202) 551-3761, April Sifford,
Branch Chief, at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Jason Wynn at
(202) 551-3796 or me at (202) 551-3740 with any other questions.

        Sincerely,

        H. Roger Schwall
        Assistant Director

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